ACON S2 Acquisition Corp.

1133 Connecticut Avenue NW, Ste. 700

Washington, DC 20036

September 15, 2020

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	ACON S2 Acquisition Corp.
Registration Statement on Form S-1
File No. 333- 248515

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ACON S2 Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on September 16, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Adam Kriger
Adam Kriger Chief Executive Officer